Filed Pursuant to Rule 433
Registration Statement Nos. 333-279209 and 333-279209-01
Pricing Term Sheet
COUSINS PROPERTIES LP, AS ISSUER
COUSINS PROPERTIES INCORPORATED, AS GUARANTOR
Pricing Term Sheet
$400,000,000 5.375% Senior Notes due February 15, 2032

Issuer:	Cousins Properties LP

Guarantor:	Cousins Properties Incorporated

Security Type:	Senior Unsecured Notes

Principal Amount:	$400,000,000

Maturity:	February 15, 2032

Coupon:	5.375%

Public Offering Price:	99.463% of the principal amount

Yield to Maturity:	5.464%

Spread to Benchmark Treasury:	T+122 bps

Benchmark Treasury:	4.125% due November 30, 2031

Benchmark Treasury Price and Yield:	99-09 1/4 / 4.244%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2025

Redemption Provisions:

Make-whole call	Prior to December 15, 2031 at a discount rate of Treasury plus 20 basis points

Par Call:	On or after December 15, 2031 (two months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date

Trade Date:	December 12, 2024

Settlement:
T+3; December 17, 2024. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the closing date of this offering will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

CUSIP:	222793 AB7

ISIN:	US222793AB73

Ratings (Moody’s/S&P)*:	Baa2 / BBB

Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Truist Securities, Inc. U.S. Bancorp Investments, Inc.
BofA Securities, Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Manager	FHN Financial Securities Corp.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (collect) (212) 834-4533, Truist Securities, Inc. at (800) 685-4786, or U.S. Bancorp Investments, Inc. at (877) 558-2607.